SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9

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          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Aspen Exploration Corporation
                            (Name of Subject Company)

                          Aspen Exploration Corporation
                        (Name of Person Filing Statement)

                    Common Stock, par value $0.005 per share
                         (Title of Class of Securities)

                                    045295300
                      (CUSIP Number of Class of Securities)

                      R.V. Bailey, Chief Executive Officer
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224
                                 (303) 639-9860
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                  With Copy To:

                            Herrick K. Lidstone, Jr.
                            Burns, Figa & Will, P.C.
                        6400 South Fiddlers Green Circle
                                   Suite 1000
                           Greenwood Village, CO 80111
                                 (303) 796-2626

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Explanatory Note: On January 14, 2009 Aspen Exploration Corporation began distributing a letter to its shareholders regarding on-going company events. A copy of that letter is set forth below.



                          Aspen Exploration Corporation
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224

January 12, 2009


Dear Shareholders:

     Greetings from Aspen Exploration Corporation, we hope this letter finds you and your family well. This letter has been sent to you to bring you up to date on certain on-going company events and to ensure that our shareholders are aware of where you can obtain additional information regarding Aspen, its business operations, and on-going company events.

     On September 4, 2008 we announced that Aspen had decided to investigate strategic alternatives, including the possibility of selling Aspen's assets or considering an appropriate merger or acquisition transaction. During the fall we set up a data room and manner by which interested and qualified persons could review information regarding Aspen. Additionally, on November 24, 2008 we announced that a number of companies had signed Confidentiality Agreements and then obtained information about our properties for the purpose of evaluating the possible purchase of certain of our assets or exploring a merger, acquisition transaction or other business combination. At that time we announced that we were evaluating several offers. The Company is continuing to negotiate with one of the offerors to define a transaction for a substantial part of Aspen's assets that Aspen will consider submitting to its shareholders for approval. We cannot offer any assurance that we will be able to define an appropriate transaction or that either we or the prospective purchaser will meet the conditions necessary to complete the transaction (if one is agreed upon). Information regarding the potential sale of certain Aspen assets is also included in our public filings with the Securities and Exchange Commission, and further filings will be made as appropriate or necessary.

     If Aspen and the offeror agree to the terms of a transaction for the acquisition of a substantial part of our assets, we will ultimately submit the transaction to our shareholders for your approval at a shareholder's meeting. If we hold a shareholder's meeting, information regarding the meeting, and how to vote your shares, will be provided to you at a later date.

     Please be advised that although Aspen is exploring its strategic alternatives we are continuing to carry on our standard business operations. Further, although Aspen is negotiating with a potential purchaser for the acquisition of a substantial part of Aspen's assets and is still considering alternatives for all of Aspen's assets, our management and board of directors may decide that the best course of action for Aspen and our shareholders is to continue our business operations of oil and gas exploration and production and to continue researching actions to further our business operations. Also, as you may know, a certain California based company has made a filing with the Securities and Exchange Commission contemplating a possible tender offer for Aspen stock. Aspen's initial responses to those filings are available through the Securities and Exchange Commission at www.sec.gov, many financial web sites, and through Aspen's web site, www.aspenexploration.com. Alternatively, if you contact Aspen's Denver office directly at 303-639-9860, we will mail hard copies to you.

     In the upcoming months Aspen may provide you additional information regarding the company and other on-going issues. Please be advised that the information included in the two news releases cited above, as well as other information regarding Aspen and other on-going issues, is publicly available free of charge through the Securities and Exchange Commission's' web site. Further, copies of our news releases are available on many financial web sites as well as Aspen's web site.

     We appreciate your on-going support of Aspen.

Sincerely yours,

R.V. Bailey, Chief Executive Officer       Robert A. Cohan, President


This letter to shareholders contains information that is "forward-looking" in that it describes events and conditions, which Aspen Exploration Corporation ("Aspen") reasonably expects to occur in the future. Expectations for the future performance of the business of Aspen are dependent upon a number of factors, and there can be no assurance that Aspen will achieve the results as contemplated herein and there can be no assurance that Aspen will be able to conduct its operations or production from its properties will continue as contemplated herein. Certain statements contained in this report using the terms "may," "expects to," and other terms denoting future possibilities, are forward-looking statements. The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks, which are beyond Aspen's ability to predict, or control and which may cause actual results to differ materially from the projections or estimates contained herein. These risks include, but are not limited to: the possibility that the described operations (including any proposed exploration or development drilling) will not be completed on economic terms, if at all, or the estimates of reserves may not be accurate. The exploration for, and development and production of, oil and gas are enterprises attendant with high risk, including the risk of fluctuating prices for oil and natural gas, imports of petroleum products from other countries, the risks of not encountering adequate resources despite expending large sums of money, and the risk that test results and reserve estimates may not be accurate, notwithstanding appropriate precautions. Many of these risks are described herein and in Aspen's annual report on Form 10-KSB and reports subsequently filed with the Commission, and it is important that each person reviewing this letter understand the significant risks attendant to the operations of Aspen. Aspen disclaims any obligation to update any forward-looking statement made herein.

              IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

The tender offer referenced herein has not commenced. This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aspen Exploration Corporation. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase and other documents relating to the tender offer) which may be amended and filed with the U.S. Securities and Exchange Commission ("SEC") by the potential offeror. In addition, when and if the tender offer is commenced Aspen Exploration Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Aspen's shareholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Aspen's shareholders may obtain copies of these documents for free at the SEC's web site at www.sec.gov.